

12060467

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC Mail Processing Section
FEB 29 2012
Washington, DC
125

SEC FILE NUMBER
8-50478

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/11 (MM/DD/YY) AND ENDING 12/31/11 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Galway Capital, L.P.

OFFICIAL USE ONLY
43888
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

3050 Post Oak Blvd, Suite 1300
(No. and Street)

Houston (City) TX (State) 77056 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Hal Miller 713-952-0186
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

McConnell & Jones, LLP
(Name – *if individual, state last, first, middle name*)

3040 Post Oak Blvd, Suite 1600 Houston, TX 77056
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Harold Miller, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Galway Capital, L.P., as of February 28, 20 12, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Signature

Managing Director

Title



Notary Public


SIDDHI SAMIR DAVE
Notary Public, State of Texas
My Commission Expires
October 28, 2014

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [x] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [x] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [x] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GALWAY CAPITAL, L.P.

Financial Statements and Supplementary Information Required by SEC Rule 17a-5

Year Ended December 31, 2011


MJ

McCONNELL & JONES LLP
CERTIFIED PUBLIC ACCOUNTANTS

GALWAY CAPITAL, L.P.

Financial Statements and Supplementary Information Required by SEC Rule 17a-5

Year Ended December 31, 2011

GALWAY CAPITAL, L.P.

YEAR ENDED DECEMBER 31, 2011

TABLE OF CONTENTS



McCONNELL & JONES LLP

CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITORS' REPORT

To the Partners of
Galway Capital, L.P.

We have audited the accompanying statement of financial condition of Galway Capital, L.P. (the "Partnership") as of December 31, 2011, and the related statements of operations, changes in partners' capital and cash flows for the year then ended that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Partnership's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial condition of Galway Capital, L.P. as of December 31, 2011, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplementary information contained in Schedule I "Net Capital Calculation" required by Rule 17a-5 under the Securities Exchange Act of 1934 is presented for purposes of additional analysis and is not a required part of the financial statements. Such information is the responsibility of management and was derived from and relates directly to the underlying accounting and other records used to prepare the financial statements. The information has been subjected to the auditing procedures applied in the audit of the financial statements and certain additional procedures, including comparing and reconciling such information directly to the underlying accounting and other records used to prepare the financial statements or to the financial statements themselves, and other additional procedures in accordance with auditing standards generally accepted in the United States of America. In our opinion, the information is fairly stated in all material respects in relation to the financial statements as a whole.

McConnell & Jones LLP

Houston, Texas
February 28, 2012

3040 Post Oak Blvd., Suite 1600
Houston, TX 77056
Phone: 713.968.1600
Fax: 713.968.1601
WWW.MCCONNELL-JONES.COM

GALWAY CAPITAL, L.P.

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2011

ASSETS		
Cash	$	46,607
Accounts Receivable		2,871
TOTAL ASSETS	$	49,478
LIABILITIES AND PARTNERS' CAPITAL		
Partners' capital	$	49,478
TOTAL LIABILITIES AND PARTNERS' CAPITAL	$	49,478

See accompanying notes to financial statements.

GALWAY CAPITAL, L.P.

STATEMENT OF OPERATIONS

YEAR ENDED DECEMBER 31, 2011

REVENUES		
Securities Commission	$	64,000
Consulting income		55,075
Total revenues		119,075
Operating expenses		
Bad Debt Expense		20,000
Expenses Sharing Galway Group		85,490
Daily Renewal Account FINRA		1,000
Professional services		11,752
Dues and subscriptions		450
License fees		3,070
Other expenses		352
Total operating expenses		122,114
Net loss	$	(3,039)

See accompanying notes to financial statements.

GALWAY CAPITAL, L.P.

STATEMENT CHANGES IN PARTNERS' CAPITAL

YEAR ENDED DECEMBER 31, 2011

	General Partner	Limited Partners			
	HJ Miller Company, Inc.	Robert Hardy	Harold Miller	Galway Group, LP.	Total
Balance at January 1, 2011	$ 7,113	$ 28,859	$ (18,455)	$ -	$ 17,517
Member's contribution	-	-	-	35,000	35,000
Net loss	(30)	(847)	(1,554)	(608)	(3,039)
Balance at December 31, 2011	$ 7,083	$ 28,859	$ (18,455)	$ 28,859	$ 49,478

See accompanying notes to financial statements.

GALWAY CAPITAL, L.P.

STATEMENT OF CASH FLOWS

YEAR ENDED DECEMBER 31, 2011

CASH FLOWS FROM OPERATING ACTIVITIES:		
Net loss	$	(3,039)
Adjustments to reconcile net income to net cash provided by (used in) operating activities:		
Change in operating assets and liabilities:		
Accounts receivable		(2,871)
Prepaid expenses		1,535
Accounts payable		(305)
Net cash used in operating activities		(4,680)
CASH FLOWS FROM FINANCING ACTIVITIES:		
Member's contribution		35,000
Net cash provided in financing activities		35,000
Net decrease in cash and cash equivalents		30,320
Cash – beginning of year		16,287
Cash – end of year	$	46,607

See accompanying notes to financial statements.

GALWAY CAPITAL, L.P.

NOTES TO FINANCIAL STATEMENTS

YEAR ENDED DECEMBER 31, 2011

Note 1: Organization and Operations

Galway Capital, L.P. (formerly Cornerstone Ventures, L.P.) (the "Partnership") was formed as a limited partnership pursuant to the provisions of the Texas Revised Limited Partnership Act, on August 1, 1995. On September 17, 1997, the Partnership was granted registration by the Securities and Exchange Commission pursuant to rule 15(b) of the Securities Exchange Act of 1934. The Partnership is a member of the Financial Industry Regulatory Authority (FINRA).

On November 1, 2004, the partners of Cornerstone Ventures, L.P. changed the name of the Partnership to Galway Capital, L.P. In 2003, the partners of Galway Capital, L.P. formed Galway Group, L.P., a related party, to provide the financial, investment banking and energy consulting services (non broker-dealer services) that had been previously provided by Galway Capital, L.P. The Partnership Agreement provides that the Partnership is to terminate on December 31, 2029 unless terminated earlier in accordance with the terms of the Partnership Agreement.

The general partner of the Partnership is HJ Miller Company, Inc. In September 2011, Galway Group, L.P. purchased 20% interest of the Partnership at a price of $35,000. Therefore, the current limited partners are Harold Miller, Robert Hardy and Galway Group, L.P. The general partner has an ownership interest of 1% and the limited partners have 51.14%, 27.86%, and 20% interest, respectively.

All partnership profits, losses and distributions are to be allocated to the partners in proportion to their respective percentage interests.

The Partnership is engaged in investment banking services for small to mid-sized independent companies, both public and private, and operates in a single line of business as a securities broker-dealer, comprising primarily of transaction services. The Partnership does not underwrite securities or participate in the brokerage of publicly traded securities.

If necessary, Galway Group, L.P. will provide financial support to the Partnership sufficient to satisfy its obligations as they become due until at least January 1, 2013.

Note 2: Significant Accounting Policies

Basis of Accounting

The financial statements of the Partnership have been prepared on the accrual basis of accounting in accordance with accounting principles generally accepted in the United States of America.

Cash and Cash Equivalents

The Partnership considers all short-term highly liquid investments which are readily convertible into cash and have maturities as of the date of purchase of three months or less to be cash equivalents.

Revenue Recognition and Accounts Receivable

For private placements monthly retainers are recorded in revenue when billed and credited to any subsequent placement fee. The placement fee is based on a percentage of funds raised and is recognized as revenue when the funding deals are signed. Revenues for mergers and acquisitions are based on success fees are recognized upon consummation of a transaction. Past due accounts receivable are reviewed monthly for collectability and amount deemed uncollectable are written off to bad debt expense.

Income Taxes

The Partnership is a limited partnership. As a result, the net taxable income of the Partnership and any related tax credits, for federal income tax purposes, are deemed to pass to the individual partners and are included in their personal tax returns even though such net taxable income or tax credits may not actually have been distributed. Accordingly, no tax provision has been made in the financial statements since the income tax is a personal obligation of the individual partners. The Partnership is subject to Texas Franchise Tax and accrues 1% of the gross margin. The Partnership did not incur the Texas Franchise Tax since the gross receipts were less than $1 million.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities, the disclosure of contingent assets and liabilities, if any, at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Note 3: Net Capital Requirements

In accordance with Rule 15c3-1 of the Securities and Exchange Commission ("SEC"), the Partnership's aggregate indebtedness, as defined, shall not exceed 15 times its net capital. The Partnership must also maintain minimum net capital, subject to the requirements of a fully disclosed broker-dealer. As of December 31, 2011, the Partnership's net capital, as defined, of $49,478 exceeded the required minimum by $44,478.

Note 4: Subordinated Liabilities

There were no liabilities subordinated to claims of general creditors at any time during the year ended December 31, 2011. Therefore, the statement of changes in liabilities subordinated to claims of general creditors specified by rule 17a-5(d)(2) has not been presented for the year ended December 31, 2011.

Note 5: Reserve Requirements and Information Relating to the Possession or Control Requirements for Broker-Dealers

A computation for determination of reserve requirements and information relating to possession or control of securities as specified by rule 15c3-3 and rule 17a-5(d)(3) were both omitted and are not required as the Partnership operates pursuant to the exemptive provisions of SEC Rule 15c3-3(k)(2)(i). The Partnership does not hold customer funds or securities.

Note 6: Securities Investor Protection Corporation

The Securities Investor Protection Corporation ("SIPC") supplemental report specified by rule 17a-5(e)(4) has not been submitted since the Partnership did not generate revenue over $500,000 during 2011.

Note 7: Related Party Transactions

On January 1, 2007, Galway Capital, L.P. signed an agreement with Galway Group, L.P., a related party based on common ownership, to pay an incremental allocation services fees for the overhead expenses paid on behalf of the Partnership. In addition to the incremental allocation service fee, the Partnership will also pay a proportional allocation service fee for services provided to the Partnership equal to 90% of monthly adjusted net income. Total incremental allocation services fees was $0 and proportional allocation service fee were 85,490 for the year ended December 31, 2011. One of the Vice Presidents of Galway Capital, L.P. has a de minimis investment in one of the companies to which Galway Capital provided services in 2011. Also see Note 1.

SUPPLEMENTARY INFORMATION PURSUANT TO RULE 15c3-1 OF THE SECURITIES EXCHANGE ACT OF 1934

SCHEDULE I
NET CAPITAL COMPUTATION AS REQUIRED BY RULE 15c3-1 OF THE SECURITIES AND EXCHANGE COMMISSION FOR GALWAY CAPITAL, L.P.

Year Ended December 31, 2011

COMPUTATION OF NET CAPITAL				
Total assets			$	49,478
Less – total liabilities				-
Net worth				49,478
Deductions from and/or charges to net worth				
Total non-allowable assets		-		
Other deductions or charges		-		
Total deductions from net worth				-
Net capital before haircuts on securities positions				49,478
Haircuts on securities				
Certificates of deposit and commercial paper		-		
U.S. and Canadian government obligations		-		
State and municipal government obligations		-		
Corporate obligations		-		
Stock and warrants		-		
Options		-		
Arbitrage		-		
Other securities		-		
Undue concentration		-		-
Net capital *			$	49,478

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT				
Net capital requirement, the greater of:				
1/15 of Aggregate Indebtedness	$	-		
Minimum Dollar Requirement	$	5,000	$	5,000
Net capital				49,478
Excess Net Capital			$	44,478
Aggregate Indebtedness			$	-
Excess net capital @ 1,000%				
(Net capital, less 10% aggregate indebtedness)			$	44,478
Ratio of aggregate indebtedness to net capital				0%
Ratio of subordinated indebtedness to debt/equity total				N/A

* *The reconciliation of the computation of net capital under rule 15c3-1 to the computation of net capital as filed by the Partnership on form X-17A-5 on February 27, 2012, is not required as no difference exist.*

INDEPENDENT AUDITORS' REPORT
ON INTERNAL CONTROL AS REQUIRED BY
RULE 17a-5 OF THE SECURITIES AND EXCHANGE
COMMISSION ACT OF 1934


MJ

McCONNELL & JONES LLP

INDEPENDENT AUDITORS' REPORT ON INTERNAL CONTROL AS REQUIRED BY RULE 17a-5 OF THE SECURITIES AND EXCHANGE COMMISSION ACT OF 1934

To the Partners of
Galway Capital, L.P.

In planning and performing our audit of the financial statements and supplemental schedules of Galway Capital, L.P. (the "Partnership"), as of and for the year ended December 31, 2011, in accordance with auditing standards generally accepted in the United States of America, we considered the Partnership's internal control over financial reporting ("internal control") as a basis for designing our auditing procedures for the purpose of expressing our opinion on the financial statements, but not for the purpose of expressing an opinion on the effectiveness of the Partnership's internal control. Accordingly, we do not express an opinion on the effectiveness of the Partnership's internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Partnership including consideration of control activities for safeguarding securities. This study included tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Partnership does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Partnership in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Partnership is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the

3040 Post Oak Blvd., Suite 1600
Houston, TX 77056
Phone: 713.968.1600
Fax: 713.968.1601

WWW.MCCONNELLJONES.COM

MJ

Partnership has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

A *deficiency in internal control* exists when the design or operation of a control does not allow management or employees, in the normal course of performing their assigned functions, to prevent, or detect and correct, misstatements on a timely basis. A significant deficiency is a deficiency, or a combination of deficiencies, in internal control that is less severe than a material weakness, yet important enough to merit attention by those charged with governance.

A *material weakness* is a deficiency, or combination of deficiencies, in internal control, such that there is a reasonable possibility that a material misstatement of the company's financial statements will not be prevented, or detected and corrected, on a timely basis.

Our consideration of internal control was for the limited purpose described in the first and second paragraphs and would not necessarily identify all deficiencies in internal control that might be material weaknesses. We did not identify any deficiencies in internal control and control activities for safeguarding securities that we consider to be material weaknesses, as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Partnership's practices and procedures were adequate at December 31, 2011, to meet the SEC's objectives.

This report is intended solely for the information and use of the Board of Directors, management, the SEC, Financial Industry Regulatory Authority, and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

McConnell & Jones LLP

Houston, Texas
February 28, 2012


MJ